UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,748,800

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,748,800

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 55.8%(2)

14	Type of Reporting Person IN

(1) Excludes 195,579 shares of Ashford Inc.’s (the “Issuer,” or the “Company”) common stock (the “Common Stock”) reserved for issuance by the Company to Mr. Monty J. Bennett (the “Reporting Person,” or “Mr. Bennett”) pursuant to the Company’s deferred compensation plan.

(2) Based on 2,488,491 shares of Common Stock outstanding as of May 15, 2020, plus the following: (i) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 shares of Series D Convertible Preferred Stock of the Company (“Series D Preferred Stock”); (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 9 (this “Amendment”) relates to the Schedule 13D filed on November 24, 2014 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by Mr. Bennett, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

On May 15, 2020, the Company and its Chief Executive Officer, Mr. Bennett, entered into a letter agreement (the “Letter Agreement”) pursuant to which, effective as of May 15, 2020 and continuing through and including the Company’s last payroll period in 2020 (the “Effective Period”), Mr. Bennett will accept payment of his base salary (as previously reduced by mutual agreement of the Company and Mr. Bennett) in the form of Common Stock, issued pursuant to the Company’s 2014 Incentive Plan, as amended.  The Board of Directors of the Company (the “Board”) and Mr. Bennett agreed to effectuate this change to preserve Company liquidity as the Company navigates the effects of the novel coronavirus (COVID-19).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Chief Executive Officer Base Salary Payments

On May 15, 2020, the Company and its Chief Executive Officer, Mr. Bennett, entered into the Letter Agreement pursuant to which, during the Effective Period, Mr. Bennett will accept payment of his base salary (as previously reduced by mutual agreement of the Company and Mr. Bennett) in the form of Common Stock, issued pursuant to the Company’s 2014 Incentive Plan, as amended. The Board and Mr. Bennett agreed to effectuate this change to preserve Company liquidity as the Company navigates the effects of the novel coronavirus (COVID-19).

Each issuance of Common Stock will occur on or as soon as reasonably practicable following each regular payroll date (each a “Payment Date”) during the Effective Period, and will be for a number of shares equal to (x) (A) the cash salary that would have been paid to Mr. Bennett on such Payment Date pursuant to the Company’s normal payroll practices, absent the Letter Agreement, less (B) any tax amounts (federal, state, local, or other) that are required to be withheld by the Company with respect to such salary (which withheld tax amounts the Company will remit to the appropriate tax authorities) or other deductions in accordance with Mr. Bennett’s elections under any employee benefit plans, programs, or arrangements of the Company or its subsidiaries, divided by (y) the volume weighted average price per share of the Common Stock over all trading days in the period commencing on the first trading date in the applicable payroll period to which payment on such Payment Date relates and ending on the last trading date immediately prior to the last day in such applicable payroll period (as calculated by the Compensation Committee of the Board or its designee). The Common Stock will be issued under, and subject to the terms of, the Company’s 2014 Incentive Plan, as amended.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The transactions described in Item 3 are incorporated by reference into this Item 4.

The Letter Agreement was entered into in order to preserve Company liquidity as the Company navigates the effects of the novel coronavirus (COVID-19).

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read in full as follows:

CUSIP No. 044104-10-7

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 311,220 shares of Common Stock; (b) 462,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 245,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”, and together with the Common Stock and Options, the “Securities”); and (d) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 Series D Preferred Stock held, directly or indirectly, by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 2,748,800 shares of Common Stock (which consists of: (w) 311,220 shares of Common Stock; (x) 462,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 245,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (y) 1,054.82 Units; and (z) 1,974,319 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock), representing approximately 55.8% of the Issuer’s outstanding Common Stock. The Securities held directly by the Reporting Person include 68,477 shares of Common Stock, 217,206 shares of Common Stock issuable upon exercise of Options, and 32,340 shares of Common Stock issuable upon the conversion of 152,000 shares of Series D Preferred Stock. The remainder are held indirectly as follows:

(i)	18,816 shares of Common Stock, 245,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)	62,116 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)

118,290 shares of Common Stock, 1,924,957 shares of Common Stock issuable upon conversion of 9,047,300 shares of Series D Preferred Stock, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)	13,408 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)

21,195 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 21,195 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

(vi)	8,918 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III; and

(vii)

17,021 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock held indirectly through a trust created for the benefit of one of the Reporting Person’s minor children.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above. The Reporting Person is party to an Investor Rights Agreement, pursuant to which, until August 8, 2023, the parties thereto are required to vote their shares of Common Stock and Series D Preferred Stock in excess of 40% of the combined voting power of all of the outstanding voting securities of the Issuer in the same proportion as the stockholders of the Issuer (exclusive of the parties to the Investor Rights Agreement) vote their shares of Common Stock.

(c) Transactions within the Past 60 Days. The transactions described in Item 3 are incorporated by reference into this Item 5(c).  This transaction was reported on Form 4 filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2020, pursuant to Section 16 of the Exchange Act of 1934, as amended, and is available on the SEC's website at www.sec.gov.

CUSIP No. 044104-10-7

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person has entered into the Letter Agreement described in Item 3, which description is incorporated by reference in its entirety into this Item 6.

CUSIP No. 044104-10-7

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1

Letter Agreement, by and between Ashford Inc. and Monty J. Bennett, dated as of May 15, 2020 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on May 19, 2020) (File No. 001-36400)

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2020

By:	/s/ Monty J. Bennett
Monty J. Bennett